Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 davispolk.com

August 16, 2022

Re:	Grayscale Zcash Trust (ZEC)
Amendment No. 1 to Registration Statement on Form 10
Filed June 29, 2022
File No. 000-56433

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E. Washington, D.C. 20549

Att’n:	Ben Phippen
Amit Pande
Sonia Bednarowski
Sandra Hunter Berkheimer

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments, LLC, the sponsor (the “Sponsor”) of Grayscale Zcash Trust (ZEC) (the “Trust”), this letter sets forth the Sponsor’s responses to the comments provided by the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated August 2, 2022 on Amendment No. 1 to the registration statement on Form 10-12G (the “Registration Statement”) relating to the registration of the Trust’s shares (the “Shares”) pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Sponsor has revised the Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2 to the Registration Statement, including Exhibit 99.1 (the “Information Statement”), which reflects these revisions and updates certain other information. For the Staff’s convenience, each comment is restated in italics prior to the response to such comment. All references to page numbers and captions correspond to pages and captions in the Information Statement.

Exhibit 99.1

General

1.

Your disclosure on page 20 that the Zcash Network was cloned to launch Zclassic appears to be inconsistent with your statement on page 5 of the “An Introduction to Horizen” document on your website that states that the Zclassic Network is a fork of the Zcash Network. Please revise for clarity or tell us why the disclosure in your registration statement differs from the information on your website. In this regard, we note that the information should be consistent.

The Zclassic Network was erroneously indicated to be a fork of the Zcash Network in the “An Introduction to Horizen” document on the Trust’s website and the Sponsor has corrected the error.

2.

We note from your disclosure that you will transact in ZEC, for example receiving ZEC from the Authorized Participant and selling ZEC to raise the funds needed for the payment of any Additional Trust Expenses. Please describe the AML, KYC and any other procedures conducted by the Trust, Sponsor and Authorized Participant to

U.S. Securities and Exchange Commission

determine, among other things, whether the counter-party in such transactions is not a sanctioned entity. To the extent the Trust, Sponsor or Authorized Participant may not know the counter-party when transacting in ZEC, please add risk factor disclosure regarding the potential risk of transacting in ZEC with a sanctioned entity and the impact if such a transaction occurs.

The Sponsor has revised the disclosure on pages 22 and 23 of the Information Statement in response to the Staff’s comment.

Overview

The Trust and the Shares, page 4

3.

Please disclose here that “[t]he Sponsor does not intend to permit the Trust to continue holding ZEC (and therefore would dissolve the trust) if the Sponsor determines it is a security under the federal securities laws, whether that determination is initially made by the Sponsor itself, or because the SEC or a federal court subsequently makes that determination.”

The Sponsor has revised the disclosure on page 6 of the Information Statement in response to the Staff’s comment.

Risk Factors Related to the Regulation of the Trust and the Shares

A determination that ZEC or any other digital asset is a “security” may adversely affect..., page 37

4.

Refer to your response to comment 15 and your revised disclosure on page 38 in which you state that due to the fact-based nature of the analysis regarding whether ZEC is a security, the Sponsor acknowledges that ZEC, in its current form and/or if the characteristics of ZEC change over time, may in the future be found by the SEC or a federal court to be a security. Please revise your disclosure to clarify that ZEC, based on the relevant facts as they exist today, may be a security under the federal securities laws.

The Sponsor has revised the disclosure on page 38 of the Information Statement in response to the Staff’s comment.

5.

Please remove your statement that “the SEC staff has not provided any guidance as to the security status of ZEC” as it is inconsistent with your disclosure elsewhere in this risk factor. We note, for example, your disclosure that the Sponsor, in conducting its analysis, takes into account a number of factors, including “reports, orders, press releases, public statements and speeches by the SEC and its staff providing guidance on when a digital asset may be a security for purposes of the federal securities laws.”

The Sponsor has revised the disclosure on page 38 of the Information Statement in response to the Staff’s comment.

6.

We note your statement that the Sponsor discusses the security status of ZEC with its external securities lawyers. Please revise to clarify, if true, that external securities counsel has provided the Sponsor with a memorandum regarding the status of ZEC under the federal securities laws.

The Sponsor has revised the disclosure on page 38 of the Information Statement in response to the Staff’s comment.

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U.S. Securities and Exchange Commission

Overview of Zcash, page 49

7.	We note your disclosure that as of March 31, 2022, most ZEC transactions are unshielded transactions. Please revise to disclose the percentage of shielded versus unshielded transactions.

The Sponsor has revised the disclosure on page 50 of the Information Statement in response to the Staff’s comment.

Forms of Attack Against the Zcash Network, page 60

8.

We note your response to comment 21. Please add a cross-reference in this section to your disclosure on pages 22 and 49 regarding the NU5 Upgrade which appears to have been made to remove a potential vulnerability related to minting ZEC. In addition, please clarify the role of “shielded pools” on the Zcash Network.

The Sponsor has revised the disclosure on pages 22, 50 and 61 of the Information Statement in response to the Staff’s comment.

Principal Shareholders, page 92

9.

Please disclose here that, on March 2, 2022, the Sponsor authorized the purchase of up to 10 million Shares of the Trust by Digital Currency Group, Inc. (“DCG”), and disclose the number of Shares that DCG has purchased pursuant to the authorization. Also, please add a risk factor that addresses the Sponsor’s authorization of DCG’s purchase of up to 10 million Shares of the Trust and the potential impact to the Trust should DCG choose to purchase some or all of these Shares.

The Sponsor has revised the disclosure on pages 46 and 93 of the Information Statement in response to the Staff’s comment.

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Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

Joseph A. Hall

cc:	Michael Sonnenshein
Chief Executive Officer
Grayscale Investments, LLC

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